SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

INTEGRAL SYSTEMS, INC.

(Name of Subject Company (Issuer))

INTEGRAL SYSTEMS, INC. (Offeror and Issuer)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $.01 par value

(Title of Class of Securities)

45810H107

(CUSIP Number of Class of Securities)

ALAN W. BALDWIN

Chief Executive Officer

5000 Philadelphia Way

Lanham, Maryland 20706-4417

(301) 731-4223

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

HOWARD B. ADLER, Esq.	JAMES J. MOLONEY, Esq.
Gibson, Dunn & Crutcher LLP 1050 Connecticut Avenue N.W. Washington, D.C. 20036 (202) 955-8500	Gibson, Dunn & Crutcher LLP 3161 Michelson Drive Irvine, California 92612 (949) 451-3800

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$50,000,000	$1,535.00

*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the purchase of 1,850,000 shares of common stock, $.01 par value, at the price of $27.00 per share.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, equals $30.70 per million dollars of the value of the transaction.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,535.00	Filing Party: Integral Systems, Inc.

Form or Registration No.: Schedule TO/005-55793	Date Filed: August 14, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

INTRODUCTION

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on August 14, 2007, and subsequently amended and supplemented by Amendment No. 1 thereto filed with the SEC on August 15, 2007 (as amended from time to time, the “Schedule TO”), and relates to the offer by Integral Systems, Inc., a Maryland corporation (“Integral Systems” or the “Company”), to purchase up to 1,850,000 shares of its common stock, $.01 par value per share (the “Common Stock”), at a purchase price of $27.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest. Integral Systems’ offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 14, 2007 (the “Offer to Purchase”) and the related Letter of Transmittal (which together, as amended or supplemented from time to time, constitute the “Offer”). A copy of the Offer to Purchase and related Letter of Transmittal were previously filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO.

The information contained in the Offer is expressly incorporated herein by reference into this Amendment No. 2 to the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein. This Amendment No. 2 to the Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended.

Items 1 through 11

Items 1 through 11 of the Schedule TO are hereby amended and supplemented as follows:

(1) The final bullet point on page 8 of the Offer to Purchase in the section titled “Forward-Looking Statements” which states “We cannot predict the outcome of the strategic alternative process.” is hereby deleted in its entirety as the risk factor is not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

INTEGRAL SYSTEMS, INC.

/s/ Alan W. Baldwin
Alan W. Baldwin Chief Executive Officer

Date: August 24, 2007

Index to Exhibits

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase, dated August 14, 2007.*

(a)(1)(ii)	Letter of Transmittal (including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Letter to Holders of Vested Options, dated August 15, 2007.**

(a)(5)(i)	Press Release, dated August 14, 2007.*

(a)(5)(ii)	Summary Advertisement, dated August 14, 2007.*

*	Previously filed with the Schedule TO on August 14, 2007.
**	Previously filed with Amendment No. 1 to the Schedule TO on August 15, 2007.